Exhibit 99.1

Pixie Dust Technologies, Inc. Receives Notice of Delinquency Related to Delayed Filing of Form 20-F

New York, NY and Tokyo, Japan, September 19, 2023 – Pixie Dust Technologies, Inc. (Nasdaq: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology, today announced that it has received a notice from Nasdaq, dated September 18, 2023, stating that the Company is not in compliance with the periodic filing requirements for continued listing as established by Nasdaq Listing Rule 5250(c)(1). The Notice is a result of the Company’s delayed filing of its annual report on Form 20-F for the fiscal year ended April 30, 2023.

The Company has 60 days from the date of the Notice, or until November 17, 2023, to submit a plan to regain compliance. The Company intends to file the Form 20-F prior to the expiration of the 60-day period.

The Notice has no immediate impact on the listing of the Company’s American Depositary Shares, each representing one common share of the Company, on the Nasdaq Capital Market. This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

Forward-Looking Statements

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-272476), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Pixie Dust Technologies Investor Relations Contact:

Email: PXDT_IR@pixiedusttech.com

Gateway Group, Inc.

John Yi and Luke Johnson

Email: pixie@gateway-grp.com